EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

May 27, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

RE:       Evergreen Money Market Trust (the “Registrant”)

Post-Effective Amendment No. 28, File Nos. 333-42181 and 811-05300

Dear Ms. Stirling:

Please note the following responses to the comments you provided by telephone to the Registrant’s Registration Statement on Form N-1A (as identified above) filed on March 22, 2009 (accession number 0000907244-10-000373) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”):

Prospectus – General Comments

Comment #1: You noted that, in the “Fees and Expenses” section, the sentence which states that the shareholder pays no transaction fees to the Fund should be removed.

Response:            We have made the requested change.

Comment #2: You requested that the line item “12b-1 Fees” in the Annual Fund Operating Expenses table be changed, so that it reads “Distribution and/or Service (12b-1) Fees.”

Response: We have made the requested change.

Comment #3:   You requested that we remove the footnote to the ‘Annual Fund Operating Expenses’ table which discloses a waiver in place as of the most recently completed fiscal year, since Item 3 allows for the disclosure of a waiver only when the waiver has been in place for at least a year.

Response:            We have made the requested change.

Comment #4: You asked that we conform the introduction to the Fees and Expenses table to the example language set forth in Item 3 of Form N-1A by deleting the language “or continued to hold them” in the third sentence.

Response:            We have deleted the entire sentence.

Comment #5: You noted that in the ‘Principal Investment Strategies’ section for Evergreen California Municipal Money Market Fund, the phrase “and to the extent possible” in the sentence “The Fund normally invests at least 80% of its assets in municipal money market securities issued by the State of California or its political subdivisions, agencies, or instrumentalities, or by other governmental units (such as U.S. territories), the interest from which is exempt from federal income tax other than the federal alternative minimum tax and, to the extent possible, from California personal income tax and which are determined by the portfolio managers to present minimal credit risk.” is unclear and should be removed.

Response:            We have made the requested change.

Comment #6: Also in the ‘Principal Investment Strategies,’ you noted that the last sentence discloses a temporary defensive strategy which you noted belongs in the statutory prospectus, per Item 9 of Form N-1A.

Response:            We have made the requested change.

Comment #7: You inquired as to whether the risk entitled “California Municipal Securities Risk” in the ‘Principal Risk Summaries’ should include disclosure which discusses California’s current financial problems.

Response: We respectfully decline to make this change. In compiling the current principal risk disclosure for the Fund, we considered, among other things, the current state of the California economy in light of the credit support and enhancements applicable with respect to the Fund’s portfolio securities and the overall percentage of the Fund’s portfolio securities that represent general obligations of the State of California.

Comment #8: You requested that the language in the introductory paragraph to the Performance section which discusses applicable sales charges be removed since it does not apply to a money market fund.

Response:            We have made the requested change.

Comment #9: In the Tax Information section for Evergreen California Municipal Money Market Fund, Evergreen New Jersey Municipal Money Market Fund, Evergreen New York Municipal Money Market Fund and Evergreen Pennsylvania Municipal Money Market Fund, you inquired as to whether we would want to state that the fund’s distributions are also generally not subject to state tax, in addition to federal income tax.

Response:            We have changed the language in that section so that it now references the fact that the funds’ distributions are generally not taxable to the shareholder for federal or for state income tax purposes but may be subject to the federal alternative minimum tax or state taxes on corporations.

Comment #10: In the ‘Concentration Risk’ discussion in the Principal Risk Section for Evergreen Money Market Fund, you inquire as to whether we would want to identify the particular industry or sector in which the Fund may concentrate.

Response:            We have revised the disclosure to read as follows: “Concentration Risk. If the Fund concentrates its investments in bank obligations, it may be more vulnerable to adverse conditions affecting banks and the value of the Fund's shares may be more volatile than a Fund that does not concentrate its investments.”

Comment #11: You asked us to determine if any of the Funds invest more than 25% of their assets in Industrial Development Bonds (“IDBs”), and if so, to include a risk paragraph to that effect in the ‘Additional Investment Strategies and Related Risks’ section.

Response:            We have confirmed that the Funds do not intend to invest in IDBs in an amount greater than 25%.

Comment #12: You asked why we include a ‘Short-Term Trading Policy’ section when it specifically states in the policy that it does not apply to money market funds.

Response:            We include the policy in this Prospectus because shares of the funds offered through this Prospectus may be exchanged for shares of other Evergreen funds that are subject to the ‘Short-Term Trading Policy’.

Comment to Class S prospectus only:

Comment #13: In the “Purchase and Sale of Fund Shares” section, you requested that we include disclosure that meets the requirements of Items 6(a) and 6(b) of Form N-1A.

Response:            We have clarified the disclosure as requested.

Comment to Statement of Additional Information (“SAI”):

Comment #14: If any of the Funds invest more than 25% in IDBs, you asked that we include disclosure in the SAI regarding this fact in the “Fundamental Investment Policies” section.

Response:            Since none of the Funds intend to invest more than 25% in IDBs, we did not include disclosure to that effect.

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around May 27, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian Montana

                                                                                    Brian Montana, Esq.